                                                                       EXHIBIT 1

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                         INTERIM REPORT TO SHAREHOLDERS
                   FOR THE SIX MONTHS ENDING FEBRUARY 28, 2003

INTRODUCTION

Market conditions during the quarter and the six-month period ended February 28, 2003 showed continued improvement from the same periods from the year before, particularly in television broadcasting, both in Canada and internationally. Revenues, EBITDA and operating income were higher than for the same period in 2002, with an EBITDA improvement of 13% when the comparison is made on a same asset (pro-forma) basis for the same quarter the year before and a 10% improvement compared to the same six month period from the year earlier. Improvement in operating results continued at all the Company's international broadcasting operations.

Television and radio operations in Australia and New Zealand recorded significant revenue and EBITDA improvements, and in Europe, television operations in the Republic of Ireland also made significant gains over the same period the year earlier. Economic indicators from both television and newspaper advertising markets suggest that the improvement in operating results should continue through the remainder of the current fiscal year. To date it appears that the war in Iraq will not have a significant impact on Canadian or the international advertising markets in which the Company operates.

MANAGEMENT'S DISCUSSION AND ANALYSIS

THE COMPANY

The Company is a Canadian-based, multi-platform international media company. CanWest owns or has a controlling or substantial interest in operations in the television broadcasting industries in Canada, Australia, New Zealand, Ireland and the United Kingdom, the radio broadcasting industries in New Zealand and Canada, the newspaper publishing industry in Canada, and the out-of-home advertising industries in Australia and South East Asia. The Company owns Internet properties that support these media assets, including canada.com. CanWest is also a producer and international distributor of feature films and television programming.

The Company's audit committee has reviewed and approved the consolidated interim financial statements. PricewaterhouseCoopers LLP was engaged by the audit committee to perform a review of the interim financial statements in accordance with CICA Handbook section 7050, Auditor Review of Interim Financial Statements, in order to assist the audit committee in fulfilling its regulatory obligations with respect to the consolidated interim financial statements.

Earnings before interest, taxes, depreciation and amortization ("EBITDA") is not a recognized measure of financial performance under Canadian GAAP. Management believes that, in addition to operating income and net earnings, EBITDA is a useful supplemental measure. Management utilizes EBITDA as a measure of segment profitability in making strategic resource allocations. In addition, the Company and its lenders and investors use EBITDA to measure performance against the Company's various leverage covenants. Investors are cautioned, however, that EBITDA should not be construed as an alternative to operating income (earnings before interest and taxes, or "EBIT") or net earnings determined in accordance with GAAP as an indicator of the Company's performance.

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The Company's method of calculating EBITDA may differ from other companies and, accordingly, EBITDA may not be comparable to measures used by other companies.

The following is a reconciliation of operating income (EBIT) to operating income before amortization (EBITDA) in thousands of Canadian dollars:

                                                        BROADCASTING
                                      -----------------------------------------------
                         PUBLISHING
                            AND                        NEW ZEALAND
                           ONLINE                 --------------------                 ENTERTAINMENT     CORPORATE
                           CANADA     CANADA        TV           RADIO     IRELAND TV     CANADA         AND OTHER    TOTAL
FOR THE THREE MONTHS ENDED FEBRUARY 28, 2003

Operating income (loss)
(EBIT)                     38,281     35,999      (1,010)        4,821        1,395       (1,218)         (7,712)     70,556

Amortization               14,678      6,493         740           572          533          186           2,130      25,332
                           ------     ------      ------         -----        -----       ------          ------      ------

Operating income (loss)
before amortization
(EBITDA)                   52,959     42,492        (270)        5,393        1,928       (1,032)         (5,582)     95,888
                           ======     ======      ======         =====        =====       ======          ======      ======

FOR THE THREE MONTHS ENDED FEBRUARY 28, 2002

Operating income (loss)
(EBIT)                     46,120     25,017      (3,784)        3,637          955        1,505          (6,530)     66,920

Amortization               16,322      6,887         664           479          458          121              24      24,955
                           ------     ------      ------         -----        -----       ------          ------      ------

Operating income
(loss) before
amortization (EBITDA)      62,442     31,904      (3,120)        4,116        1,413        1,626          (6,506)     91,875
                           ======     ======      ======         =====        =====        =====          ======      ======

                                                        BROADCASTING
                                     ------------------------------------------------
                         PUBLISHING
                            AND                        NEW ZEALAND
                           ONLINE                 --------------------                 ENTERTAINMENT    CORPORATE
                           CANADA     CANADA        TV           RADIO     IRELAND TV     CANADA        AND OTHER     TOTAL
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2003

Operating income (loss)
(EBIT)                    105,275    110,616       5,486         9,641        4,869          271         (14,067)    222,091

Amortization               29,478     13,273       1,487         1,106        1,046          312           3,598      50,300
                          -------    -------      ------        ------        -----        -----         -------     -------

Operating income (loss)
before amortization
(EBITDA)                  134,753    123,889       6,973        10,747        5,915          583         (10,469)    272,391
                          =======    =======      ======        ======        =====        =====         =======     =======

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2002

Operating income (loss)
(EBIT)                    118,415     94,868      (3,627)        7,431        3,779        5,490         (11,543)    214,813

Amortization               31,730     12,519       1,225           955          934          236             553      48,152
                          -------    -------      ------        ------        -----        -----         -------     -------

Operating income (loss)
before amortization
(EBITDA)                  150,145    107,387      (2,402)        8,386        4,713        5,726         (10,990)    262,965
                          =======    =======      ======        ======        =====        =====         =======     =======

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The following discussion is based on the Company's consolidated results for the three and six month period ended February 28, 2003. Comparisons with the prior year's results are affected by corporate initiatives, including the divestiture of certain newspaper publishing properties, and accordingly, the Company also provides certain pro forma comparatives. Pro forma revenue, EBITDA and operating income reflect the sale of newspaper publishing interests in Saskatchewan and Atlantic Canada to G.T.C. Transcontinental Group Ltd. ("GTC") in August 2002 as if it had occurred at the beginning of fiscal 2002.

                                 THREE MONTHS ENDED FEBRUARY 28, 2002               SIX MONTHS ENDED FEBRUARY 28, 2002
                                                              OPERATING                                           OPERATING
                               REVENUE           EBITDA         INCOME          REVENUE            EBITDA          INCOME
                                $000              $000           $000            $000               $000            $000
As reported                    529,130           91,875         66,920         1,171,710           262,965         214,813

Community
newspapers                     (26,741)          (6,953)        (6,153)          (53,070)          (15,560)        (14,011)
                               -------           ------         ------         ---------           -------         -------
Pro forma                      502,389           84,922         60,767         1,118,640           247,405         200,802
                               =======           ======         ======         =========           =======         =======

ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in Canadian dollars and in accordance with Canadian GAAP. The Company accounts for its economic interest in Network TEN using the equity method of accounting. Under this method, the Company's interest in Network TEN's net earnings (before interest on subordinated debentures) is included in consolidated earnings, and an adjustment is made to the carrying value at which the investment is recorded on the consolidated balance sheet. The carrying value of this investment is reduced by interest on subordinated debentures and dividends received by the Company.

TRENDS

The Company has historically derived more than 70% of its revenue from advertising in Canada. For that reason, the Company's results typically reflect overall activity in the economy. Advertising markets in North America and throughout the world recovered in the second half of fiscal 2002. Results for the first six months of 2003 appear to confirm that the Canadian economy has rebounded with a more rapid resumption of economic growth than in other major economies.

Results from the Company's television and newspaper assets suggest the improvement in operating results evident in first quarter continued through the second quarter of the current fiscal year. Advance bookings in the Company's television advertising markets for the third quarter of fiscal 2003 were strong at the beginning of the quarter. The impact of the Iraq war, which overtook normal television schedules for several days, was temporary, and it appears that the Company's advertising markets will remain strong through the third quarter and beyond.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED FEBRUARY 28, 2003

Consolidated revenue for the quarter was $531 million compared to $502 million last year on a pro forma basis, an increase of 6%. Consolidated EBITDA for the three months was $96 million, up 13% from the $85 million generated by the same properties on a pro forma basis during the same three month period of 2002. Actual EBITDA for the second quarter last year was $92 million, and included

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the contribution from properties sold to GTC in August 2002. Operating income for the three months was $71 million compared to $67 million for the same period last year. Cash flow from operations before changes in non-cash working capital and investment in and amortization of investment in film and television programs for the first quarter was $72 million or $0.41 per share, down 27% from the $99 million or $0.56 per share recorded in the corresponding period last year as a result of lower distributions from Network TEN during the period. Cash flow from operations for the quarter was $171 million compared to $141 million for the corresponding period last year.

Canadian television revenue, including the Prime specialty channel and the digital specialty channels under development, increased by $16 million or 10%, to $171 million for the three months. Canadian television EBITDA increased by $11 million or 33% to $42 million. Operating income increased $11 million or 44% to $36 million. CanWest television stations continue to rate well. In the reporting period from December to February, a period affected by a number of specials and event programs, CanWest series continue to rate strongly with 3 of the top 10 in the Toronto/Hamilton market and 4 of the top 10 in the Vancouver market. When specials are included CanWest stations rate 7 of the top 10 most watched programs through during the quarter. (BBM people meters, Toronto/Vancouver 18-49)

Canadian television operating expenses were up by $5 million or 4% in the quarter compared to the same period last year.

Publishing and online revenue for the second quarter was $280 million, up 2% from the pro forma revenues of $273 million last year. Run-of-press (ROP) linage continues to recover more slowly than television, with some upward trends through the reporting period in the retail and national sectors. Publishing and online EBITDA for the second quarter declined by 5%, to $53 million from the $55 million recorded for the same period last year on a pro forma basis reflecting higher fuel costs and increased newsprint prices. The Company's publishing segment includes its online and electronic publishing operations, which saw significant improvements in EBITDA, reflecting a break even result, compared to a $1 million operating loss for the same quarter last year. Operating income for the publishing and online segment declined by 4% to $38 million from the $40 million recorded for the same quarter last year on a pro forma basis.

CanWest's international broadcasting operations continue to perform extremely well through the reporting period. Second quarter revenue at TV3 in Ireland was up 7% to (euro)10 million compared to the same period in 2002. EBITDA was
(euro)2 million, up 33% compared to the same three months last year. The Company's share of revenue was $8 million, and EBITDA was $2 million. The Company's share of operating income was $1 million, up 46% compared to the same quarter last year.

Results for TV3 and TV4 in New Zealand continued to reflect a sustained improvement over the past several quarters, attributable to a combination of an improving New Zealand economy, a significantly stronger New Zealand dollar, and increasing audience ratings at TV3. Television revenue of NZ$24 million was 19% higher than the NZ$20 million recorded in the same quarter one year ago. In Canadian dollars, the increase in TV3/4 revenue was 47% from $13 million to $19 million.

Revenue from New Zealand radio improved by 4% in local currency to NZ$23 million for the quarter, with EBITDA of NZ$7 million, 7% higher than the same quarter last year. Operating income was NZ$6 million compared to NZ$5 million for the same quarter last year. Results from New Zealand were translated into Canadian dollars at $0.8178, 23% higher than the rate of translation in the same quarter last year.

Revenue at Fireworks Entertainment, CanWest's feature film and television program production and distribution division, decreased by 14% to $35 million reflecting continued weakness in international media markets. Fireworks posted an EBITDA loss of $1 million compared to EBITDA of $2 million for the same quarter last year. The operating loss was $1 million, down $3 million compared to the same quarter last year.

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Depreciation and amortization cost for the quarter totaled $25 million, essentially the same as for the same three months in 2002.

Financing costs were $94 million in the quarter, compared to $93 million for the three months ending February 28, 2002.

Investment gains totaled $22 million for the quarter and included a gain on the sale of Ontario community newspapers of $21 million, and a $1 million dilution gain resulting from the exercise of management share options at Network TEN which diluted our economic interest in TEN from 57.5% to 57.2%.

The Company recorded a $9 million accounting loss in the quarter as a result of overhanging swaps created by the application of asset sale proceeds to indebtedness which had previously been hedged.

The recovery of income taxes totaled $10 million for the quarter, compared to $8 million for the same quarter last year. The Company's interest in income from Network TEN was $11 million an increase of $16 million from the same period last year. The prior year included a goodwill write down related to Eye Corp., our share of which was $11 million.

Television revenue at Network TEN, was A$125 million an increase of 9% for the quarter, from A$115 million last year. EBITDA at TEN was A$37 million in the second quarter compared to A$36 million for the same period last year. Operating income at TEN was A$34 million compared to A$34 million for the same quarter last year. CanWest's share of TEN's revenue increased by 18% to $64 million, while it's share of TEN's EBITDA grew by 10% to $19 million. Our share of operating income increased by 10% to $17 million from $16 million. Our 57.5% economic interest in Network TEN was reduced to 57.2% at the end of the second quarter as a result of the exercise of certain management stock options. The average exchange rate value of the Australian dollar appreciated to the Canadian dollar by 9% for the quarter, compared to the average for the second quarter of 2002.

The success of TEN's domestic Australian programming, including reality shows, sports and drama, contributed substantially to it's recent ratings gains, which continued through the second quarter. Network TEN continued to gain increased share in an overall Australian TV advertising market that continues to experience only modest growth.

Eye Corp., Network TEN's out-of-home subsidiary, generated revenue of A$16 million in the quarter, down 11% from the same quarter last year, reflecting the continued difficult market conditions in that sector, EBITDA for the quarter was A$1 million, an improvement from the A$0.4 million EBITDA loss recorded in the same quarter a year earlier, attributable mainly to progress made by new management at Eye Corp in reducing operating costs. Operating loss for the quarter was A$1.1 million, an improvement from the operating loss of A$3.3 million posted in the second quarter last year.

CanWest reported net earnings of $10 million or $0.01 per share for the quarter. The loss reported for the same quarter last year was $22 million or $0.12 per share. Net earnings per share were reduced by $0.04 in the second quarter of 2003 as a result of the redemption of the Series 2 preference shares at a price in excess of the carrying value of the shares.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED FEBRUARY 28, 2003

Consolidated revenue for the six months was $1,165 million compared to $1,119 million last year on a pro forma basis, an increase of 4%. Consolidated EBITDA for the six months was $272 million, up 10% from the $247 million generated by the same properties on a pro forma basis in the first six

                                       5

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months of 2002. Actual EBITDA for the first six months last year was $263 million, and included the contribution from properties sold to GTC in August 2002. Operating income for the six months was $222 million, up 11% from $201 million on a pro forma basis for the first six months last year. Cash flow from operations before changes in non-cash working capital and investment in and amortization of investment in film and television programs for the first half was $173 million or $0.98 per share, down slightly from the $179 million or $1.01 per share recorded in the corresponding period last year.

Cash flow from operations was $70 million compared to $39 million for the first six months last year. Cash flow was negatively affected by a reduction in distributions from Network TEN. Offsetting this shortfall were improvements in operating results, a reduction in the net investments in film and television programs by Fireworks, and greater efficiencies in working capital.

The Company's Canadian television revenue, including the Company's Prime specialty channel and the digital specialty channels under development, increased by $30 million or 8%, to $386 million for the six months. The Company's Canadian television EBITDA increased by $17 million or 15% to $124 million, while operating income increased by $16 million or 17% to $111 million.

During the Fall 2002 ratings period Bureau of Broadcast Measurement indicated that CanWest television stations lead the ratings in prime time. During the period from September to December 2002, Global and CH Television ranked first for the season in the 18-49 demographic winning all 16 weeks overall, and winning 14 of 16 weeks in primetime in Toronto and Vancouver. Global Ontario and CH had 10 of the top 20 programs in the 18-49 demographic, including the number one rated show, Survivor V, Thailand. Survivor was also the number one show across all demographics. Similarly, Global and CH led the prime time ratings in Vancouver, with 12 of the top 20 programs. (BBM people meters - Toronto/Vancouver, 18-49 demographic)

Canadian television operating expenses were up by $13 million or 5% in the first half of the year compared to the same period last year. This primarily reflects programming, marketing and promotional costs associated with CanWest's new digital specialty channels which were on air for a full six months in fiscal 2003, compared to only two months in 2002. Additionally, analogue programming costs were higher in the first six months, primarily as a result of timing of the airing of programs, this variance is expected to reverse over the back half of the year.

Publishing and online revenue for the first six months was $599 million, up slightly from the pro forma revenues of $591 million last year. The reporting period was affected negatively by a labour shutdown at the Victoria Times-Colonist that began at the beginning of September and continued through the first week of November 2002.

EBITDA from Publishing and online was $135 million, for the six-month period, the same result as recorded for the previous year on a pro forma basis, while operating income was $105 million for each of the six months periods on a same store basis.

Revenue at TV3 in Ireland in local currency was up 8% to (euro)24 million compared to the same period in 2002. EBITDA increased by 14% to (euro)7 million, compared to the same six month period last year, while operating income increased by 19% to (euro)5 million.

Revenues, EBITDA and operating income for the six-month period improved substantially at TV3 and TV4 in New Zealand. Revenue in local currency was 22% higher than the same period one year ago, increasing to NZ$58 million from NZ$48 million. EBITDA and operating income also showed significant improvement, increasing to NZ$9 million and NZ$7 million, respectively, from losses the year before of NZ$4 million and NZ$6 million, respectively.

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Revenues from New Zealand radio of NZ$47 million for the six-month period were
3% ahead of last year in local currency terms. EBITDA of NZ$14 million for the six months was 8% higher than the results recorded one year ago, while operating income was 9% higher at $12 million. In Canadian dollars, radio operations in New Zealand contributed EBITDA and operating income of $11 million and $10 million in the quarter, while New Zealand television operations reported increases in EBITDA and operating income to $7 million and $5 million, respectively, from losses the year before. Results from New Zealand were translated into Canadian dollars at an average rate of $0.7857, 19% higher than the rate of translation in the same six month period last year.

Fireworks Entertainment, CanWest's feature film and television program production and distribution division recorded $83 million in revenue and EBITDA of $1 million for the first six months.

Depreciation and amortization cost for the first half totaled $50 million, compared to $48 million for the same six months in 2002.

Financing costs were $186 million for the six months, compared to $198 million for the six months ending February 28, 2002, reflecting lower debt levels and interest rates. Year to date investment gains of $22 million (gain on sale of Ontario communities and dilution gain on investment in Network TEN) compare to $63 million for the first six months last year. The gain in the prior year arose on the sale of CKVU in the first quarter of 2002.

Income taxes totaled $7 million for the two quarters of 2003, compared to $12 million for the same six months last year. The effective tax rate of approximately 13% in each comparative period compare to a statutory rate of 39%. The effective rate is affected by the existence of loss carryforwards in New Zealand not previously recognized, lower tax rates in international jurisdictions, and non-taxable investment gains. The Company's interest in income from Network TEN was $37 million an increase of $22 million from the same period last year.

Television revenue at Network TEN, was A$318 million for the six months, compared to revenue of A$276 million last year. Television EBITDA at TEN increased by 16%, to A$111 million in the first half of 2003 compared to the A$96 million during the same period last year. Operating income increased by 16% to A$105 million in the first half of 2003 compared to A$91 million during the same period in 2002. CanWest's share of revenue, EBITDA and operating income, expressed in Canadian currency improved by 24% to $160 million, 25% to $56 million and 26% to $53 million, respectively. The average rate of exchange of Australian dollars to Canadian dollars was 8% higher for the six months in 2003 compared to the same period in 2002.

TEN's ratings gains made in the first quarter of fiscal 2003 continued into the second quarter and are attributable to the success of both locally produced programming such as Big Brother, and of other Australian programming, particularly sports. The stronger ratings enable TEN to capture an increased share of the overall TV advertising market in Australia.

Eye Corp. generated revenue of A$37 million in the six months, down 11% from the same period last year. EBITDA and operating loss for the six months were A$2.6 million and a loss of A$1.3 million, up from the A$2.3 million and a loss of A$4.7 million recorded in the same period a year earlier.

CanWest reported net earnings of $78 million or $0.40 per share for the six month period. Net earnings reported for the first half last year were $86 million or $0.49 per share.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations before investment in and amortization of film and television programs and changes in non-cash working capital amounted to $72 million for the three months ending February 28, 2003, compared with $99 million for the same period last year. For the six months, cash flow from operations before investment in and amortization of film and television programs and changes in non-cash working capital amounted to $173 million compared to $179 million last year.

Fireworks invested $19 million in film and television programs for the quarter, compared to $26 million for the same quarter last year. On a year to date basis, the cash investment has been $76 million for the current year, compared to $105 million for the first six months last year. Amortization of film and television programs of $32 million for the quarter and $72 million for the year to date were down from the $34 million and $81 million posted for the second quarter and first six months last year reflecting the overall decline in activity for the Entertainment segment.

Changes in non-cash working capital amounted to a source of funds of $87 million for the three months compared to a source of $34 million for the same quarter last year. On a year to date basis, $98 million was used in operations compared to a use of $116 million for the same period last year.

Capital spending in the quarter totaled $7 million compared to $15 million for the same quarter last year. On a year to date basis, capital spending totaled $12 million compared to $29 million last year. Current year capital spending reflects normal repair and replacement expenditures.

The Company made principal debt repayments totaling $237 million in the quarter and $277 million in the first six months, including $193.5 million derived from proceeds from the sale of Ontario community newspapers. In the first six months, the Company received advances under the Fireworks loan facility of $92 million. Scheduled repayments of the Company's senior credit facility amount to $40 million over the next twelve months.

In December, the Company redeemed its Series 2 Preference Shares for cash of $57.7 million. In January 2003, the Company received an interim distribution of interest and dividends from Network TEN totaling $30 million.

Usage, including outstanding letters of credit under the Company's senior credit facility at February 28, 2003 was $1,600 million.

Total long-term debt of $3,381 million includes $1,005 million in junior subordinated notes, which bear interest payable in kind through November 2005. Total drawn debt from third parties at Fireworks at February 28, 2003 was $92 million. Network TEN had drawn A$414 million of its A$700 million credit facility and had cash on hand of A$21 million at February 28, 2003.

The Company has entered into currency and interest rate swaps under its senior indebtedness. The average cost of debt, including the junior subordinated notes, after taking into account other financial instruments in place was 10%.

Senior secured leverage under the Company's senior credit facility was 3.42 times EBITDA for the 12 months ended February 28, 2003, compared to a covenant of 4.50 times. Additionally, the Company had cash and short-term investments amounting to $65 million at February 28, 2003.

On April 3, 2003, the Company completed a private placement of US$200 million (approximately $295 million) of senior unsecured notes at an interest rate of 7.625% per annum. Substantially all of the proceeds will be used to retire a portion of the 12.125% subordinated notes held by Hollinger International Inc. and Hollinger Canadian Newspapers Limited Partnership, reducing interest costs by approximately $12.7 million annually going forward. The repayment of subordinated notes held by the Hollinger companies will take place in mid-May 2003.

In March 2003, the Company's lenders consented to an amendment to the senior secured credit facility which provides for a change in certain financial ratios that the Company is required to maintain in order to permit the offering of the new unsecured notes. The amendment resulted in the term credit facilities being permanently reduced by $275 million, through a draw on the revolving credit facility, which occurred in April. Proforma for this transaction, unutilized negotiated credit at February 28, 2003 was $268 million. The amendment also resulted in the senior leverage covenant being replaced by a senior secured leverage covenant and the interest coverage covenant being relaxed to allow for the payment of interest on the notes.

The impact of the offering and the repayment of the Hollinger debt will be to reduce our current weighted average borrowing rate to 9.77% from current levels.

OUTLOOK

All CanWest television operations have shown considerable strength through the first half of fiscal 2003. This positive trend should continue as all the economic indicators in the respective economies of Canada, Australia, New Zealand and Ireland show positive growth. The impact of the of the Iraq war on advertising revenues appears to be limited to the first few days of the conflict when much of the media disrupted regular schedules to provide extensive war coverage.

Global Television continued to rate strongly with 3 of the top 10 series in Toronto and 4 of the top 10 in Vancouver during the period from December 1, 2002 to February 28, 2003, when ratings were affected by a proliferation of specials such as the Super Bowl and the Grammy Awards. When specials are included, Global carried 7 of the top 10 shows in Toronto and Vancouver. The ratings are based on BBM people meters and cover the 18-49 demographic.

The recovery in Canadian newspaper advertising markets remains slower than for television with certain sectors such as careers still well below their prior peak levels of advertising spending. Improvements are evident in other sectors, particularly national and retail advertising during the reporting period and this suggests that the modest positive trend should continue for the coming months and that should support continuation of the positive operating result growth going forward. The Company's newspapers are maintaining the lower cost base achieved through operating improvements made over the past 18 months. Circulation revenue remains stable in general and is increasing in some markets, notably Montreal where the bringing online of a new printing press provided an opportunity to take advantage of higher print quality and color capability to re-launch the Gazette.

The Company completed a realignment of its online operations that now include Infomart, a subscription based online news archives service and FP Data Group, a subscription based financial data service. CanWest is a leading provider of online content through Canada.com. The eContent Institute, a national online organization recognized Infomart.ca as the top Canadian provider in the News Service category. "With its very easy-to-use interface, intuitive design and fit in the English-Canadian marketplace, infomart.ca is second to none. It is a must have for news," said the judging committee.

The Company's six new digital specialty channels in Canada remained among the most popular with digital television subscribers. Close to 3 million subscribers now have access to the services, and advertisers are beginning to show a higher level of interest in the niche market opportunities provided by these new channels.

On the last day of the current reporting period, the Company launched its first entry into the Canadian radio market with COOL 99.1FM in Winnipeg. The Company has also applied to the Canadian Radio-television and Telecommunications Commission (CRTC) for certain additional radio licences and has appeared at public CRTC hearings in support of its applications for new radio stations in Montreal, Quebec and Kitchener, Ontario. While no decisions have yet been handed down in respect of these applications, management believes the continued expansion into radio is a logical and prudent step for CanWest in Canada, and will further enhance CanWest's offering to Canadian advertisers.

CanWest's immediate priorities are to continue to focus on debt reduction, to pursue additional operational efficiencies and cost reductions at all units and to build on the progress already made in integrating television, publishing and online assets in Canada as complementary and mutually supportive media businesses.

CanWest remains committed to pursuit of additional operational efficiencies and cost reductions at all units. The Company announced a major re-organization of the senior management of its Canadian media operations in January 2003. The more integrated management structure has streamlined decision-making and enhanced the ability of the Company's television, publishing and interactive assets to work more closely together as complementary and mutually supportive media businesses. This re-organization was followed by the launch of the CanWest News Service and the Canadian News Desk, headquartered in Winnipeg, but with resources in locations across Canada. CanWest consumers saw immediate benefits of increased depth and wider coverage of Canadian and international news on both television and in CanWest's newspapers.

FORWARD LOOKING STATEMENTS

Certain statements in this report may constitute forward-looking statements. Such forward looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. The Company may not update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

[PRICEWATERHOUSECOOPERS LOGO]

                                                   PRICEWATERHOUSECOOPERS LLP
                                                   CHARTERED ACCOUNTANTS
                                                   One Lombard Place
                                                   Suite 2300
April 4, 2003                                      Winnipeg, Manitoba
                                                   Canada R3B 0X6
                                                   Telephone +1 (204) 926 2400
                                                   Facsimile +1 (204) 944 1020

TO THE AUDIT COMMITTEE OF
CANWEST GLOBAL COMMUNICATIONS CORP.

In accordance with our engagement letter dated January 10, 2003, we have reviewed the accompanying interim consolidated balance sheet of CanWest Global Communications Corp. (the "Company") as at February 28, 2003, and the related interim consolidated statements of earnings, retained earnings and cash flows for the three months and six months then ended. These interim consolidated financial statements are the responsibility of the Company's management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the interim financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

This report is solely for the use of the Audit Committee of the Company to assist it in discharging its regulatory obligation to review these interim consolidated financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

/s/ PRICEWATERHOUSECOOPERS LLP

CHARTERED ACCOUNTANTS

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                       CONSOLIDATED STATEMENTS OF EARNINGS
                                   (UNAUDITED)
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)

                                                               FOR THE THREE MONTHS ENDED               FOR THE SIX MONTHS ENDED
                                                             FEBRUARY 28         FEBRUARY 28         FEBRUARY 28        FEBRUARY 28
                                                                 2003                2002                2003              2002
Revenue                                                         531,240             529,130           1,164,803          1,171,710
Operating expenses                                              292,466             293,273             594,759            627,450
Selling, general and administrative
expenses                                                        142,886             143,982             297,653            281,295
                                                              ---------           ---------           ---------          ---------
                                                                 95,888              91,875             272,391            262,965
Amortization of intangibles                                       4,375               4,375               8,750              8,750
Amortization of property, plant and equipment                    18,487              18,247              37,698             36,231
Other amortization                                                2,470               2,333               3,852              3,171
                                                              ---------           ---------           ---------          ---------
Operating income                                                70,556              66,920             222,091            214,813
Financing expenses                                              (93,859)            (92,769)           (186,191)          (197,679)
Dividend income                                                       -                   -               1,533              1,358
                                                              ---------           ---------           ---------          ---------
                                                                (23,303)            (25,849)             37,433             18,492
Investment gains                                                 22,108                   -              22,108             63,020
Interest rate swap loss                                          (8,867)                  -              (8,867)                 -
                                                              ---------           ---------           ---------          ---------
                                                                (10,062)            (25,849)             50,674             81,512
Provision for (recovery of) income taxes                        (10,408)             (8,184)              7,340             11,560
                                                              ---------           ---------           ---------          ---------
Earnings (loss) before the following                                346             (17,665)             43,334             69,952
Minority interests                                                    -               1,685                   -              3,760
Interest in earnings (loss) of Network TEN                       10,884              (5,243)             36,661             14,199
Interest in loss of other equity accounted
   affiliates                                                      (449)               (437)               (779)              (437)
Realized currency translation adjustments                          (900)                  -                (900)            (1,000)
                                                              ---------           ---------           ---------          ---------
Net earnings (loss) for the period                                9,881             (21,660)             78,316             86,474
                                                              =========           =========           =========          =========
EARNINGS (LOSS) PER SHARE:
      BASIC                                                   $    0.01           ($   0.12)          $    0.40          $    0.49
      DILUTED                                                 $    0.01           ($   0.12)          $    0.40          $    0.48

The notes constitute an integral part of the consolidated financial statements.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                                                    AS AT
                                                                                        -----------------------------
                                                                                        FEBRUARY 28,       AUGUST 31,
                                                                                            2003             2002
ASSETS
CURRENT ASSETS
Cash                                                                                        65,110            61,090
Accounts receivable                                                                        525,947           470,246
Income taxes recoverable                                                                     4,075            33,334
Inventory                                                                                   15,290            19,836
Investment in film and television programs                                                 112,763            98,096
Future income taxes                                                                         30,882            30,013
Other                                                                                        9,671            13,726
                                                                                         ---------         ---------
                                                                                           763,738           726,341
Investment in Network TEN                                                                   14,527             4,494
Other investments                                                                          167,392           162,361
Investment in film and television programs                                                 332,663           317,176
Property, plant and equipment                                                              650,399           679,224
Other assets                                                                                90,044           103,975
Intangibles                                                                              1,109,017         1,096,458
Goodwill                                                                                 2,482,850         2,631,099
                                                                                         ---------         ---------
                                                                                         5,610,630         5,721,128
                                                                                         =========         =========
LIABILITIES
CURRENT LIABILITIES
Accounts payable                                                                           175,776           164,988
Accrued liabilities                                                                        160,885           227,104
Film and television program accounts payable                                                66,137            64,834
Deferred revenue                                                                            56,363            60,596
Current portion of long term debt                                                          128,558           172,753
                                                                                         ---------         ---------
                                                                                           587,719           690,275

Long term debt                                                                           3,252,540         3,337,163
Other accrued liabilities                                                                  111,254            86,217
Future income taxes                                                                        434,984           431,562
                                                                                         ---------         ---------
                                                                                         4,386,497         4,545,217
                                                                                         ---------         ---------
SHAREHOLDERS' EQUITY
Capital stock                                                                              846,814           896,422
Contributed surplus                                                                          3,647             3,647
Retained earnings                                                                          388,020           317,376
Cumulative foreign currency translation adjustments                                        (14,348)          (41,534)
                                                                                         ---------         ---------
                                                                                         1,224,133         1,175,911
                                                                                         ---------         ---------
                                                                                         5,610,630         5,721,128
                                                                                         =========         =========

The notes constitute an integral part of the consolidated financial statements.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                               FOR THE THREE MONTHS ENDED              FOR THE SIX MONTHS ENDED
                                                             FEBRUARY 28         FEBRUARY 28         FEBRUARY 28      FEBRUARY 28
                                                                 2003                2002                2003             2002
Retained earnings - beginning of period, as
   previously reported                                         385,811             412,492             317,376           475,053

Adjustment for adoption of new accounting
   pronouncements                                                    -                   -                   -          (170,695)
                                                               -------             -------             -------          --------

Retained earnings - beginning of period,
   as adjusted                                                 385,811             412,492             317,376           304,358

Excess of redemption price over carrying
    value of preferred shares                                   (7,672)                  -              (7,672)                -

Net earnings (loss) for the period                               9,881             (21,660)             78,316            86,474
                                                               -------             -------             -------          --------
Retained earnings - end of period                              388,020             390,832             388,020           390,832
                                                               =======             =======             =======          ========

The notes constitute an integral part of the consolidated financial statements.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                FOR THE THREE MONTHS ENDED             FOR THE SIX MONTHS ENDED

                                                             FEBRUARY 28         FEBRUARY 28         FEBRUARY 28      FEBRUARY 28
                                                                 2003                2002                2003             2002
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings (loss) for the period                               9,881             (21,660)             78,316            86,474
Items not affecting cash
    Amortization                                                27,703              27,362              55,113            52,982
    Interest paid in kind                                       28,614              25,604              56,988            50,813
    Future income taxes                                         (1,876)              3,103                 216             7,438
    Interest in (earnings) loss of Network TEN                 (10,884)              5,243             (36,661)          (14,199)
    Interest in loss of other equity accounted
     affiliates                                                    449                 437                 779               437
    Minority interests                                               -              (1,685)                  -            (3,760)
    Realized currency translation adjustments                      900                   -                 900             1,000
    Interest rate swap loss                                      8,867                   -               8,867                 -
    Investment gains                                           (22,108)                  -             (22,108)          (63,020)
Distributions from Network TEN                                  30,212              60,984              30,212            60,984
                                                              --------             -------            --------          --------
                                                                71,758              99,388             172,622           179,149
Investment in film and television programs                     (19,211)            (26,254)            (75,985)         (104,705)
Amortization of film and television programs                    31,841              34,490              71,537            80,737
Other changes in non-cash operating accounts                    86,971              33,807             (97,774)         (116,410)
                                                              --------             -------            --------          --------
                                                               171,359             141,431              70,400            38,771
                                                              --------             -------            --------          --------
INVESTING ACTIVITIES
Proceeds from sale of other investments                              -                   -                   -            87,000
Other investments                                               (3,913)                  -              (4,473)                -
Proceeds from divestitures                                     193,500                   -             193,500           133,039
Purchase of property, plant and equipment                       (6,964)            (14,548)            (12,322)          (29,023)
                                                              --------             -------            --------          --------
                                                               182,623             (14,548)            176,705           191,016
                                                              --------             -------            --------          --------
FINANCING ACTIVITIES
Issuance of long term debt                                       1,898                   -              90,974                 -
Repayment of long term debt                                   (237,104)            (55,895)           (276,779)         (147,517)
Issuance of share capital                                          375                  47                 392               109
Preferred share redemption                                     (57,672)                  -             (57,672)                -
Net change in bank loans and advances                          (27,858)            (20,905)                  -           (28,999)
                                                              --------             -------            --------          --------
                                                              (320,361)            (76,753)           (243,085)         (176,407)
                                                              --------             -------            --------          --------

Net change in cash                                              33,621              50,130               4,020            53,380
CASH - BEGINNING OF PERIOD                                      31,489              22,739              61,090            19,489
                                                              --------             -------            --------          --------
CASH - END OF PERIOD                                            65,110              72,869              65,110            72,869
                                                              ========             =======            ========          ========

The notes constitute an integral part of the consolidated financial statements.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE 6 MONTHS ENDED FEBRUARY 28, 2003 AND 2002
                                   (UNAUDITED)
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)

1.       SIGNIFICANT ACCOUNTING POLICIES

The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, out-of-home advertising, production and distribution of film and television programming and internet websites in Canada, Australia, New Zealand, Ireland and Northern Ireland. The Company's operating segments include television and radio broadcasting, entertainment, and publishing and online operations. In Canada, the Television Broadcasting segment includes the operation of the Global Television Network, Global Prime and various other conventional and specialty channels. The Canadian Publishing and Online segment includes the publication of a number of newspapers, including metropolitan daily newspapers, and the National Post as well as operation of the canada.com web portal and other web based operations. The Entertainment segment includes the operation of CanWest Entertainment, a producer and distributor of film and television programs. The New Zealand Television Broadcasting segment includes the operations of the TV3 and TV4 Television Networks. The New Zealand Radio Broadcasting segment includes the More FM and RadioWorks radio networks. The Irish Television Broadcasting segment includes the Company's 45% interest in the Republic of Ireland's TV3 Television Network. The Corporate and Other segment includes the Company's 57.2% economic interest (57.5% to February 27, 2003) in the TEN Group Pty Limited which owns and operates Australia's TEN Television Network ("Network TEN") and various portfolio investments in media operations, including a 29.9% equity interest in Northern Ireland's Ulster Television plc ("UTV").

The Company's broadcast customer base is comprised primarily of large advertising companies who place advertisements with the Company on behalf of their customers. Publishing revenues, include advertising, circulation and subscriptions which are derived from a variety of sources. The Company's advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

BASIS OF PRESENTATION

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and reflect all adjustments which are, in the opinion of management, necessary for fair statement of the results of the interim periods presented. However, these interim financial statements do not include all the information and disclosures required for annual financial statements. The accounting policies used in the preparation of these interim financial statements are the same as those used in the most recent annual financial statements. These interim statements should be read in conjunction with the most recent annual financial statements of the Company. All amounts are expressed in thousands of Canadian dollars unless otherwise noted.

2.       ACQUISITIONS AND DIVESTITURES

a) On February 14, 2003 the Company sold it's interest in community newspapers and related assets in Southern Ontario for cash proceeds of $193.5 million. The accounting gain on this sale was $20.7 million; assets and liabilities disposed amounted to $179.6 million (including goodwill of $157.0 million) and $6.8 million, respectively.

b) On August 8, 2002, the Company sold it's interest in community newspapers and related assets in Atlantic Canada and Saskatchewan for cash proceeds of $257.0 million. The accounting gain on the sale was $48.9 million; assets and liabilities disposed amounted to $227.3 million and $19.2 million, respectively.

c) Effective March 31, 2002, the Company acquired the remaining 50% interest in The National Post not already owned. In September 2001, the Company assumed control of The National Post and, accordingly, changed its method of accounting for The National Post to a consolidation basis from an equity basis.

d) On October 31, 2001, the Company completed the sale of CKVU Sub Inc. and received proceeds of $133.0 million.

e) On September 12, 2001, the Company completed the sale of CF Television Inc. and received proceeds of $87.0 million.

3.       INVESTMENT IN NETWORK TEN

During the three months ended February 28, 2003 Network TEN issued 5.3 million shares for proceeds of $9.6 million as a result of the exercise of management stock options. This effectively diluted the Company's economic interest in Network TEN to 57.2% from 57.5% and resulted in an investment gain of $1.4 million.

The Company owns approximately 14.8% (15% to February 27, 2003) of the issued ordinary shares and all of the convertible debentures and subordinated debentures of Network TEN, an Australian television broadcast network. The subordinated debentures have an aggregate principal amount of A$45.5 million and pay interest based on distributions to holders of ordinary shares. The convertible debentures have an aggregate principal amount of A$45,500 and pay a market linked rate of interest. The combination of ordinary shares and subordinated debentures yield distributions equivalent to approximately 57.2% (57.5% to February 27, 2003) of all distributions paid by Network TEN. The convertible debentures are convertible, upon payment of an aggregate of A$45.5 million, into a number of ordinary shares which would represent 49.7% (50% to February 27, 2003) of the issued and outstanding shares of Network TEN at the time of conversion.

As a result of its contractual right to representation on Network TEN's board of directors and other factors, the Company accounts for its interest in Network TEN on the equity basis. The Company has appointed three of the thirteen members of the board of directors of Network TEN.

The following selected consolidated financial information of Network TEN has been prepared in accordance with accounting principles generally accepted in Canada. The accounts have been translated to Canadian dollars using the current rate method.

Summary Consolidated Balance Sheets

                                                                                                 AS AT
                                                                                     -------------------------------
                                                                                     FEBRUARY 28           AUGUST 31
                                                                                         2003                 2002
Assets
      Current assets                                                                   247,289              285,303
      Other assets                                                                       2,141                4,825
      Property, plant and equipment                                                     83,034               71,875
      Long term investments                                                              7,348                2,188
      Intangibles                                                                      259,461              246,305
      Goodwill                                                                          52,606               49,304
                                                                                       -------              -------
                                                                                       651,879              659,800
                                                                                       =======              =======
Liabilities and Shareholders' Equity
      Current liabilities                                                              168,858              191,736
      Long term liabilities                                                            430,491              442,975
      Subordinated debentures issued to the Company                                     40,154               40,154
      Share capital                                                                     49,766               40,146
      Deficit                                                                          (37,760)             (52,232)
      Cumulative foreign currency translation adjustment                                   370               (2,979)
                                                                                       -------              -------
                                                                                       651,879              659,800
                                                                                       =======              =======

Other Consolidated Financial Data

                                                                                    FOR THE SIX MONTHS
                                                                                     ENDED FEBRUARY 28
                                                                               ----------------------------
                                                                                 2003                2002
Cash flow from operations (1)                                                   85,700               80,800
                                                                               =======              =======
Distributions paid                                                              52,500              111,900
                                                                               =======              =======
Capital expenditures                                                            15,000               13,000
                                                                               =======              =======

(1)   Cash flow from operations before changes in non-cash operating accounts

Summary Consolidated Statements Of Earnings

                                                                                           FOR THE SIX MONTHS
                                                                                            ENDED FEBRUARY 28
                                                                                        -------------------------
                                                                                         2003               2002
Revenue                                                                                 310,268           256,988
Operating expenses                                                                      210,735           177,202
                                                                                        -------           -------
                                                                                         99,533            79,786
Amortization of property, plant, equipment
   and other                                                                              7,488             6,760
                                                                                        -------           -------
Operating income                                                                         92,045            73,026
Financing expenses                                                                      (42,301)          (12,298)
                                                                                        -------           -------
                                                                                         49,744            60,728
Provision for income taxes                                                               13,785            18,601
                                                                                        -------           -------
Earnings before the following                                                            35,959            42,127
Goodwill impairment loss                                                                      -           (20,905)
Minority interests                                                                            -             2,101
                                                                                        -------           -------
Net earnings for the period                                                              35,959            23,323
Interest in respect of subordinated
   debentures held by the Company                                                        32,091             2,455
                                                                                        -------           -------
Earnings for the period before interest
   in respect of subordinated debentures                                                 68,050            25,778
                                                                                        =======           =======

Summary Statements Of Retained Earnings

                                                                                            FOR THE SIX MONTHS
                                                                                             ENDED FEBRUARY 28
                                                                                        -------------------------
                                                                                          2003              2002
Retained earnings (deficit) - beginning of
 year                                                                                   (52,232)           94,142

Earnings for the period before interest in respect of
 subordinated debentures                                                                 68,050            25,778

Distributions paid                                                                      (53,578)         (123,984)
                                                                                        -------          --------

Deficit - end of period                                                                 (37,760)           (4,064)
                                                                                        =======          ========

The Company's economic interest in Network TEN's earnings for the six months ended February 28, 2003 is $36.7 million (2002- $ 14.2 million).

4.       LONG TERM DEBT

In October 2002, Fireworks Entertainment Inc., a subsidiary of the Company, secured a stand alone credit facility with a syndicate of lenders. The facility is a three year revolving facility collateralized by certain assets of Fireworks Entertainment Inc. and bears interest at floating rates of LIBOR plus 2.25% to 3.5%. The US$110 million total commitment under this facility is based on acceptable receivables; as at February 28, 2003 total availability was US$64.5 million, of which US$60.8 million was advanced.

5.       CAPITAL STOCK

On December 18, 2002, the Company elected to redeem all of its outstanding Series 2 preference shares recorded at $50.0 million for an aggregate redemption price of $57.7 million.

6.       EARNINGS PER SHARE

The following table provides a reconciliation of the numerators and denominators used in computing basic and diluted earnings per share.

                                                                 FOR THE THREE MONTHS ENDED              FOR THE SIX MONTHS ENDED
                                                                         FEBRUARY 28                             FEBRUARY 28
                                                              ---------------------------------------------------------------------
                                                                  2003                2002               2003               2002
Net earnings (loss)                                                 9,881             (21,660)             78,316            86,474
Excess of redemption price over
 carrying value of preferred
 shares                                                            (7,672)                  -              (7,672)                -
                                                              -----------         -----------         -----------       -----------
Earnings available to common
 shareholders                                                       2,209             (21,660)             70,644            86,474
                                                              ===========         ===========         ===========       ===========

Basic weighted average shares
 outstanding during the period                                177,070,290         177,051,813         177,067,345       176,853,992
Dilutive effect of options                                          5,934                   -               5,934            26,889
Dilutive effect of preference
 shares                                                                 -                   -                   -         4,922,729
                                                              -----------         -----------         -----------       -----------
Diluted weighted average shares
 outstanding during the period                                177,076,224         177,051,813         177,073,279       181,803,610
                                                              ===========         ===========         ===========       ===========
Options outstanding that would
 have been anti-dilutive                                        2,143,247           1,802,686           2,143,247         1,187,373
                                                              ===========         ===========         ===========       ===========

7.       STOCK BASED COMPENSATION

The Company utilizes the intrinsic value approach to accounting for stock compensation expense. The following are the pro forma results as if the Company had applied the fair value based method of accounting for stock-based compensation. The fair value of options granted during the six months ended February 28, 2003 was estimated using the Black Scholes pricing model with the assumptions of no dividend yield (2002 - nil), an expected volatility of 54% (2002 - 40%), risk free interest rates of 4.5% to 4.9% (2002 - 4.8% to 5.4%) and an expected life of 7 to 9 years (2002 - 6 to 9 years).

The fair value of 394,500 options that were granted by the Company was $1,502,224. The pro forma cost of stock option expense for the three and six months ended February 28, 2003 are $549,278 and $858,311 respectively (2002 - $1,046,047 and $1,335,963). A value of $5,191,913 will be charged to pro forma earnings in future periods according to the vesting terms of the outstanding options. The resulting pro forma net earnings and diluted earnings per share for the three months ended February 28, 2003 are $0.01 and $0.01 respectively (2002
- ($0.13) and ($0.13)) and six months ended February 28, 2003 are $0.39 and $0.39, respectively (2002 - $0.48 and $0.47).

8.       CONTINGENCY

On March 5, 2001, a statement of claim was filed against the Company and certain of the Company's subsidiaries by CanWest Broadcasting Ltd.'s ("CBL's") former minority interests requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The lawsuit seeks damages in excess of $345 million. The Company believes the allegations are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The Company intends to vigorously defend this lawsuit.

9.       SUBSEQUENT EVENTS

In April 2003, the Company issued US$200.0 million in 7.625% senior unsecured notes due April 15, 2013. The proceeds will be used to repay approximately $275.0 million of obligations under the 12.125% junior subordinated notes.

10.      SEGMENTED INFORMATION

The Company operates primarily within the publishing and online, broadcasting and entertainment industries in Canada, New Zealand, Ireland and Australia.

Each segment reported below operates as a strategic business unit with separate management. Segment performance is measured primarily on the basis of operating profit. There are no significant inter-segment transactions. Segmented information in thousands of Canadian dollars is as follows:

                                                               FOR THE THREE MONTHS ENDED              FOR THE SIX MONTHS ENDED
                                                                      FEBRUARY 28                             FEBRUARY 28
                                                              -------------------------------------------------------------------
                                                               2003                2002                 2003              2002
REVENUE
TELEVISION
Canada                                                        171,320             155,443               385,826           356,211
New Zealand - TV3 and TV4                                      19,242              13,124                45,453            31,487
Ireland - TV3                                                   7,863               6,402                17,964            14,934
                                                              -------             -------             ---------         ---------
                                                              198,425             174,969               449,243           402,632

RADIO - NEW ZEALAND                                            19,165              15,037                37,010            30,341

ENTERTAINMENT - CANADA                                         35,179              41,098                83,223            98,626

PUBLICATIONS AND ONLINE - CANADA                              279,541             299,546               599,437           644,010

INTER-SEGMENT REVENUE                                          (1,070)             (1,520)               (4,110)           (3,899)
                                                              -------             -------             ---------         ---------
TOTAL REVENUE                                                 531,240             529,130             1,164,803         1,171,710
                                                              =======             =======             =========         =========
OPERATING PROFIT
TELEVISION
Canada                                                         42,492              31,904               123,889           107,387
New Zealand - TV3 and TV4                                        (270)             (3,120)                6,973            (2,402)
Ireland - TV3                                                   1,928               1,413                 5,915             4,713
                                                              -------             -------             ---------         ---------
                                                               44,150              30,197               136,777           109,698

RADIO - NEW ZEALAND                                             5,393               4,116                10,747             8,386

ENTERTAINMENT - CANADA                                         (1,032)              1,626                   583             5,726

PUBLICATIONS AND ONLINE - CANADA                               52,959              62,442               134,753           150,145
                                                              -------             -------             ---------         ---------

SEGMENT OPERATING PROFIT                                      101,470              98,381               282,860           273,955

CORPORATE EXPENSES                                              5,582               6,506                10,469            10,990
                                                              -------             -------             ---------         ---------
OPERATING PROFIT                                               95,888              91,875               272,391           262,965
                                                              =======             =======             =========         =========

11.      U.S. GAAP RECONCILIATION

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). In certain circumstances GAAP as applied in the United States ("U.S.") differs from Canadian GAAP. The principal differences affecting the Company are disclosed in the annual financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

The following is a reconciliation of net earnings reflecting the differences between Canadian and U.S. GAAP:

                                                                                        FOR THE SIX MONTHS ENDED
                                                                                               FEBRUARY 28
                                                                                         2003              2002
                                                                                         $000              $000
Net earnings in accordance with Canadian
   GAAP                                                                                  78,316            86,474
Pre-operating costs, net of tax of ($860) (2002
   - $2,176)                                                                              1,957            (2,039)
Realization of cumulative translation
   adjustments, net of tax of nil                                                           900             1,000
Integration costs related to Can West
   Publications, net of tax of $109                                                        (193)                -
Programming costs imposed by regulatory
   requirement, net of tax of $1,155
   (2002 - $1,198)                                                                       (1,530)           (1,587)
Equity accounted affiliates in trust, net of
   tax of nil                                                                                 -             3,375
                                                                                       --------          --------
Net earnings in accordance with U.S. GAAP
   before cumulative effect of adoption of
   new accounting policies                                                               79,450            87,223
Cumulative effect of adoption of new
   accounting policies, net of tax of $2,500                                                  -           (45,269)
                                                                                       --------          --------
Net earnings in accordance with U.S.
   GAAP                                                                                  79,450            41,954
                                                                                       ========          ========
Earnings per share:
Earnings before cumulative effect of adoption
   of new accounting policies
     Basic                                                                             $   0.41          $   0.49
     Diluted                                                                           $   0.41          $   0.48
Earnings per share
     Basic                                                                             $   0.41          $   0.24
     Diluted                                                                           $   0.41          $   0.23

The following financial information has been prepared on a combined basis to proportionately consolidate the Company's 57.2% (57.5% to February 27, 2003) interest in Network TEN. This financial information is supplemental to the Company's consolidated financial statements and is designed to provide more complete disclosure of the scope of the Company's operations.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                         COMBINED STATEMENTS OF EARNINGS
                                   (UNAUDITED)
          (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT AS OTHERWISE NOTED)

                                                              FOR THE THREE MONTHS ENDED               FOR THE SIX MONTHS ENDED

                                                            FEBRUARY 28         FEBRUARY 28          FEBRUARY 28       FEBRUARY 28
                                                                2003                2002                 2003              2002
Revenue                                                       603,199             591,720             1,343,208         1,319,478
Operating expenses                                            482,392             476,378             1,003,117           999,646
                                                              -------             -------             ---------         ---------
Operating income before undernoted                            120,807             115,342               340,091           319,832
Corporate and development expenses                              5,582               6,506                10,469            10,990
                                                              -------             -------             ---------         ---------
Operating income before amortization
  (EBITDA)                                                    115,225             108,836               329,622           308,842
Amortization of intangibles                                     4,375               4,375                 8,750             8,750
Amortization of property, plant and
  equipment                                                    20,597              20,553                41,825            39,497
Other amortization                                              2,561               1,950                 4,032             3,792
                                                              -------             -------             ---------         ---------
OPERATING INCOME (EBIT)                                        87,692              81,958               275,015           256,803
Financing expenses                                            (97,060)            (95,892)             (192,061)         (203,339)
Dividend income                                                     -                   -                 1,533             1,358
                                                              -------             -------             ---------         ---------
                                                               (9,368)            (13,934)               84,487            54,822
Investment gains                                               22,108                   -                22,108            63,020
Interest rate swap loss                                        (8,867)                  -                (8,867)                -
                                                              -------             -------             ---------         ---------
Earnings (loss) before income taxes (EBT)                       3,873             (13,934)               97,728           117,842
Provision for (recovery of) income taxes                       (7,357)             (1,620)               17,733            23,512
                                                              -------             -------             ---------         ---------
Earnings (loss) before the following                           11,230             (12,314)               79,995            94,330
Minority interests                                                  -               2,478                     -             4,968
Goodwill impairment loss                                            -             (11,387)                    -           (11,387)
Interest in loss of equity accounted
  affiliates                                                     (449)               (437)                 (779)             (437)
Realized currency translation adjustments                        (900)                  -                  (900)           (1,000)
                                                              -------             -------             ---------         ---------
Net earnings (loss) for the period                              9,881             (21,660)               78,316            86,474
                                                              =======             =======             =========         =========
EARNINGS (LOSS) PER SHARE: (1)
    BASIC                                                     $  0.01             ($ 0.12)            $    0.40         $    0.49
    DILUTED                                                   $  0.01             ($ 0.12)            $    0.40         $    0.48

(1) Earnings per share have been calculated on the basis of the weighted average number of shares outstanding during the six months of 177,067,345 (2002 - 176,853,992).

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                             COMBINED BALANCE SHEETS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                                                  AS AT
                                                                                      -----------------------------
                                                                                      FEBRUARY 28,       AUGUST 31,
                                                                                          2003              2002
ASSETS
CURRENT ASSETS
Cash                                                                                      75,755            66,904
Accounts receivable                                                                      571,929           527,475
Income taxes recoverable                                                                       -            67,253
Inventory                                                                                 15,290            19,836
Investment in film and television programs                                               192,950           161,771
Future income taxes                                                                       30,882            30,013
Other                                                                                     14,307            19,654
                                                                                       ---------         ---------
                                                                                         901,113           892,906
Other investments                                                                        171,595           163,619
Investment in film and television programs                                               332,663           317,176
Property, plant and equipment                                                            712,344           734,499
Other assets                                                                              91,269           106,750
Intangibles and goodwill                                                               3,742,860         3,870,526
                                                                                       ---------         ---------
                                                                                       5,951,844         6,085,476
                                                                                       =========         =========
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities                                                 398,576           479,365
Income taxes payable                                                                         346                 -
Film and television program accounts payable                                              84,625            64,834
Deferred revenue                                                                          56,363            60,596
Current portion of long term debt                                                        130,807           187,167
                                                                                       ---------         ---------
                                                                                         670,717           791,962
Long term debt                                                                         3,466,638         3,566,116
Other accrued liabilities                                                                129,125           100,259
Future income taxes                                                                      461,231           451,228
                                                                                       ---------         ---------
                                                                                       4,727,711         4,909,565
                                                                                       ---------         ---------
SHAREHOLDERS' EQUITY
Capital stock                                                                            846,814           896,422
Contributed surplus                                                                        3,647             3,647
Retained earnings                                                                        388,020           317,376
Cumulative foreign currency translation adjustments                                      (14,348)          (41,534)
                                                                                       ---------         ---------
                                                                                       1,224,133         1,175,911
                                                                                       ---------         ---------
                                                                                       5,951,844         6,085,476
                                                                                       =========         =========

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                    COMBINED STATEMENTS OF RETAINED EARNINGS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                              FOR THE THREE MONTHS ENDED               FOR THE SIX MONTHS ENDED
                                                            FEBRUARY 28         FEBRUARY 28         FEBRUARY 28        FEBRUARY 28
                                                                2003                2002                2003               2002
Retained earnings - beginning of period, as
previously reported                                           385,811             412,492             317,376             475,053

Adjustment for adoption of new accounting
  pronouncements                                                    -                   -                   -            (170,695)
                                                              -------             -------             -------            --------

Retained earnings - beginning of period, as
adjusted                                                      385,811             412,492             317,376             304,358

Excess of redemption price over carrying
  value of preferred shares                                    (7,672)                  -              (7,672)                  -

Net earnings (loss) for the period                              9,881             (21,660)             78,316              86,474
                                                              -------             -------             -------            --------
Retained earnings - end of period                             388,020             390,832             388,020             390,832
                                                              =======             =======             =======            ========

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                        COMBINED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
          (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT AS OTHERWISE NOTED)

                                                                FOR THE THREE MONTHS ENDED              FOR THE SIX MONTHS ENDED
                                                             FEBRUARY 28         FEBRUARY 28         FEBRUARY 28       FEBRUARY 28
                                                                2003                2002                2003              2002
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings (loss) for the period                               9,881             (21,660)             78,316            86,474
Items not affecting cash
    Amortization                                                29,902              29,285              59,419            56,869
    Interest paid in kind                                       28,614              25,604              56,988            50,813
    Future income taxes                                          3,992              20,061               6,084            24,268
    Interest in loss of equity accounted
       affiliates                                                  449                 437                 779               437
    Minority interests                                               -              (2,478)                  -            (4,968)
    Goodwill impairment loss                                         -              11,387                   -            11,387
    Investment gains                                           (22,108)                  -             (22,108)          (63,020)
    Interest rate swap loss                                      8,867                   -               8,867                 -
    Realized currency translation adjustments                      900                   -                 900             1,000
                                                              --------            --------            --------          --------
                                                                60,497              62,636             189,245           163,260
Investment in film and television programs                     (19,211)            (26,254)            (75,985)         (104,705)
Amortization of film and television programs                    31,841              34,490              71,537            80,737
Other changes in non-cash operating
   accounts                                                     81,853               2,236             (68,379)         (184,507)
                                                              --------            --------            --------          --------
                                                               154,980              73,108             116,418           (45,215)
                                                              --------            --------            --------          --------
INVESTING ACTIVITIES
Other investments                                               (3,913)                  -              (4,473)                -
Proceeds from Network TEN dilution                               5,499                   -               5,499                 -
Proceeds from sale of other investments                              -                   -                   -            87,000
Proceeds from divestitures                                     193,500                   -             193,500           133,039
Purchase of property, plant and equipment                      (12,874)            (17,702)            (20,902)          (36,496)
                                                              --------            --------            --------          --------
                                                               182,212             (17,702)            173,624           183,543
                                                              --------            --------            --------          --------
FINANCING ACTIVITIES
Issuance of long term debt                                       1,898             131,523              90,974           131,523
Repayment of long term debt                                   (235,571)           (115,107)           (314,885)         (190,967)
Issuance of share capital                                          375                  47                 392               109
Preferred share redemption                                     (57,672)                  -             (57,672)                -
Net change in bank loans and advances                          (27,858)            (20,905)                  -           (28,999)
                                                              --------            --------            --------          --------
                                                              (318,828)             (4,442)           (281,191)          (88,304)
                                                              --------            --------            --------          --------
Net change in cash                                              18,364              50,964               8,851            49,994
CASH - BEGINNING OF PERIOD                                      57,391              28,748              66,904            29,718
                                                              --------            --------            --------          --------
CASH - END OF PERIOD                                            75,755              79,712              75,755            79,712
                                                              ========            ========            ========          ========
CASH FLOW FROM OPERATIONS PER SHARE: (1) (2)
                                                              $   0.34            $   0.35            $   1.07          $   0.92
     BASIC
     DILUTED                                                  $   0.34            $   0.34            $   1.07          $   0.90

(1) Cash flow from operations per share has been calculated on the basis of the weighted average number of shares outstanding during the six months of 177,067,345 (2002 - 176,853,992).

(2) Cash flow from operations is defined as cash flow from operations before investment in and amortization of film and television programs and other changes in non cash operating accounts.

CANWEST GLOBAL COMMUNICATIONS CORP. (1)
COMBINED BUSINESS SEGMENT INFORMATION
(IN THOUSANDS OF CANADIAN DOLLARS)

                                          FOR THE THREE MONTHS ENDED FEBRUARY 28
                                         -----------------------------------------
                                          2003             2002             2002

                                         ACTUAL           ACTUAL          PROFORMA
                                                                            (2)
REVENUE
TELEVISION
Canada                                   171,320          155,443          155,443
Australia - Network TEN                   63,703           54,016           54,016
New Zealand - TV3 and TV4                 19,242           13,124           13,124
Ireland - TV3                              7,863            6,402            6,402
                                         -------          -------          -------
                                         262,128          228,985          228,985

RADIO - NEW ZEALAND                       19,165           15,037           15,037

ENTERTAINMENT - CANADA                    35,179           41,098           41,098

PUBLICATIONS AND ONLINE - CANADA         279,541          299,546          272,805

OUTDOOR - AUSTRALIA                        8,256            8,574            8,574

Inter-segment revenue                     (1,070)          (1,520)          (1,520)
                                         -------          -------          -------

TOTAL REVENUE                            603,199          591,720          564,979
                                         =======          =======          =======

OPERATING PROFIT
TELEVISION
Canada                                    42,492           31,904           31,904
Australia - Network TEN                   18,877           17,149           17,149
New Zealand - TV3 and TV4                   (270)          (3,120)          (3,120)
Ireland - TV3                              1,928            1,413            1,413
                                         -------          -------          -------
                                          63,027           47,346           47,346

RADIO - NEW ZEALAND                        5,393            4,116            4,116

ENTERTAINMENT - CANADA                    (1,032)           1,626            1,626

PUBLICATIONS AND ONLINE - CANADA          52,959           62,442           55,489

OUTDOOR - AUSTRALIA                          460             (188)            (188)
                                         -------          -------          -------

SEGMENT OPERATING PROFIT                 120,807          115,342          108,389

Corporate expenses                         5,582            6,506            6,506
                                         -------          -------          -------

OPERATING PROFIT (EBITDA)                115,225          108,836          101,883
                                         =======          =======          =======

(1) Combined results include the Company's 57.5% (57.2% from February 28, 2003) economic interest in Network TEN.

(2) Proforma results exclude the results of community newspapers sold on August 8, 2002.

CANWEST GLOBAL COMMUNICATIONS CORP. (1)
COMBINED BUSINESS SEGMENT INFORMATION
(IN THOUSANDS OF CANADIAN DOLLARS)

                                              FOR THE SIX MONTHS ENDED FEBRUARY 28
                                         -----------------------------------------------
                                            2003               2002               2002

                                           ACTUAL             ACTUAL            PROFORMA
                                                                                  (2)
REVENUE
TELEVISION
Canada                                     385,826            356,211            356,211
Australia - Network TEN                    159,942            128,554            128,554
New Zealand - TV3 and TV4                   45,453             31,487             31,487
Ireland - TV3                               17,964             14,934             14,934
                                         ---------          ---------          ---------
                                           609,185            531,186            531,186

RADIO - NEW ZEALAND                         37,010             30,341             30,341

ENTERTAINMENT - CANADA                      83,223             98,626             98,626

PUBLICATIONS AND ONLINE - CANADA           599,437            644,010            590,940

OUTDOOR - AUSTRALIA                         18,463             19,214             19,214

Inter-segment revenue                       (4,110)            (3,899)            (3,899)
                                         ---------          ---------          ---------

TOTAL REVENUE                            1,343,208          1,319,478          1,266,408
                                         =========          =========          =========
OPERATING PROFIT
TELEVISION
Canada                                     123,889            107,387            107,387
Australia - Network TEN                     55,902             44,792             44,792
New Zealand - TV3 and TV4                    6,973             (2,402)            (2,402)
Ireland - TV3                                5,915              4,713              4,713
                                         ---------          ---------          ---------
                                           192,679            154,490            154,490

RADIO - NEW ZEALAND                         10,747              8,386              8,386

ENTERTAINMENT - CANADA                         583              5,726              5,726

PUBLICATIONS AND ONLINE - CANADA           134,753            150,145            134,585

OUTDOOR - AUSTRALIA                          1,329              1,085              1,085
                                         ---------          ---------          ---------

SEGMENT OPERATING PROFIT                   340,091            319,832            304,272

Corporate expenses                          10,469             10,990             10,990
                                         ---------          ---------          ---------

OPERATING PROFIT (EBITDA)                  329,622            308,842            293,282
                                         =========          =========          =========

(1) Combined results include the Company's 57.5% (57.2% from February 28, 2003) economic interest in Network TEN.

(2) Proforma results exclude the results of community newspapers sold on August 8, 2002.